Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE

(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

	Net Income (unaudited)	Shares outstanding and equivalents	Amount per Share
Quarter ended June 30, 2007:
Basic EPS (available to common shareholders)	$23,594	63,194,240	$0.37
Diluted EPS (No effect of preference shares: anti-dilutive)	$23,594	63,210,001	$0.37

Quarter ended June 30, 2006:
Basic EPS	$104,444	63,630,224	$1.64
Diluted EPS	$108,822	72,635,057	$1.50

Six months ended June 30, 2007
Basic EPS	$96,615	63,445,797	$1.52
Diluted EPS	$105,179	70,979,495	$1.48

Six months ended June 30, 2006
Basic EPS	$162,857	63,621,492	$2.56
Diluted EPS	$171,469	72,626,599	$2.36